Mail Stop 4561

August 17, 2006

Mr. Gary M. Beasley
President and Chief Financial Officer
ZipRealty, Inc.
2000 Powell Street, Suite 300
Emeryville, CA 94608

       Re: ZipRealty, Inc.
              Form 10-K for the year ended December 31, 2005
              Filed March 16, 2006
              File No. 000-51002

Dear Mr. Beasley:

       We have completed our review of the forms listed above and related filings and have no further comments at this time.

                    Sincerely,

                    Steven Jacobs
                    Accounting Branch Chief